December 8, 2014

Securities and Exchange Commission

Division of Corporation Finance

Washington DC 20549

Re:

Ameri Metro, Inc.

Form 10-K for the Fiscal Year Ended July 31, 2014

Filed November 13, 2014

File No. 0-54546

To the Securities and Exchange Commission:

Ameri Metro, Inc. (the “Company”) has filed with the Securities and Exchange Commission (the “Commission”) its Form 10-K/A and amendments thereto (the “Registration Statement”). In regard to the Registration Statement, the Company and its management acknowledge that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

By: /s/ Naresh G. Mirchandani

By: Naresh Mirchandani

Chief Financial Officer.